LAMBENT SOLUTIONS CORP.

400 ST-MARTIN WEST BLVD., SUITE 350

LAVAL, QC CANADA H7M 3Y8

Tel. (514) 296-3775

Fax. 1-866-867-8020

May 17, 2011

United States Securities and Exchange Commission

100 F St. NE

Washington, DC 20549-7010

ATTENTION:  Brandon A. Hill

Re: Lambent Solutions Corp.

       Amendment No. 2 to

Registration Statement on Form S-1

       Filed on: May 16, 2011

       File No. 333-172842

Dear Mr. Hill:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Lambent Solutions Corp. (the “Company”) hereby requests acceleration of the effective date of its Registration Statement on Form S-1/A to 9:00 a.m. Eastern Daylight Time on Friday, May 20, 2011, or as soon thereafter as is practicable.

The Company acknowledges the following:

• Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

• The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

• The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your assistance.

Sincerely,

/S/ Irina Dondikova

Irina Dondikova, President

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